DiVall Insured Income Properties 2, L.P.
Quarterly News

May 15, 2021

FUTURE 2021 DISTRIBUTIONS

As discussed in our last newsletter we continue to expect distributions on August 15th of $200,000 and November 15th of $200,000.

FIVE-YEAR LOOK-BACK AT RESTAURANT SALES

Frankly, the reported sales for our restaurants for March, 2021 blew me away. Not because they were better than the Covid influenced March, 2020 – but because the March sales were the highest volumes looking back five years to 2016 for 8 of the 9 restaurants.

All six of our extended Wendy's leases were 5 year sales records. One of the two un-extended Wendy's also experienced a 5 year sale record. Our Applebee's (in Ohio) also had their highest monthly sales going back to 2016.

We have percentage rent terms for all the restaurant leases. The six extended Wendy's leases converted $500,000 of percentage rents to fixed rents in 2020 enhancing net unit value. Although the extended leases had corresponding increases in sales breakpoints associated with the extended terms and increased fixed rents, it would appear that all six restaurants will also be subject to additional percentage rent for 2021 as payable in 2022.

TRIPLE NET LEASES PROVIDE HEDGE FOR INFLATION

The beauty of triple net leases with percentage rent terms is that we participate in increased pricing reflected in sales even if volumes are consistent. Our Wendy's participation is 7% for all stores. The Applebee's is 6%.

If 2021 continues its current strong sales trends, the additional rent due from our percentage participation should be attractive to a future buyer.

- Bruce Provo

INSIDE THIS ISSUE

Distribution Highlights

- **$200,000 ($4.32 per unit)** will be distributed for the first quarter of 2021 on or about May 15, 2021.
- Since the Partnership's initial "investable" capital raise of $39 million (net of $7 million of syndication fees) in the late 1980's; the Partnership has distributed approximately $79 million to investors, from both operations and strategic sales.

QUESTIONS & ANSWERS

- ***When can I expect to receive my next distribution mailing?***
  Your distribution correspondence for the Second Quarter of 2021 is scheduled to be mailed on or about August 15, 2021.
- ***How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?***
  Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.
- ***How do I have a question answered in the next Newsletter?***
  Please e-mail your specific question to Lynette DeRose at lderose@theprovogroup.com or visit the Investor Relations page at www.divallproperties.com.
- ***I've moved. How do I update my account registration?***
  Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

Access to Additional Financial Information

For further quarterly 2021 unaudited financial information, see the Partnership's interim financial reports filed as part of the Partnership's Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2020 Annual Report on Form 10-K was filed with the SEC on March 26, 2021, which also can be accessed via the websites listed.

DIVALL INVESTOR RELATIONS CONTACT INFORMATION:

MAIL: DiVall Investor Relations
c/o Phoenix American Financial Services, Inc
2401 Kerner Blvd.
San Rafael, CA 94901
PHONE: 1-844-932-1769 NOTE NEW NUMBER
FAX: 1-415-485-4553